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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                              FORM 12B-25

                                      Commission File Number: 038593

NOTIFICATION OF LATE FILING

(Check One): (X) Form 10-K    ( ) Form 11-K   ( ) Form 20-F   ( ) Form 10-Q
( ) Form N-SAR

     For Period Ended: December 31, 1997

( )Transition Report on Form 10-K       ( ) Transition Report on Form 10-Q
( )Transition Report on From 20-K       ( ) Transition Report on From N-SAR
( )Transition Report on Form 11-K
     For the Transition Period Ended:     n/a

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to portion of the filing checked above,
identify the item(s) to which the notification relates:      n/a

                                 PART I
                        REGISTRANT INFORMATION

Full name of registrant:  Renaissance Capital Growth & Income Fund III, Inc.

Former name if applicable:   n/a

Address of principal executive office (street and number):
      8080 North Central Expressway Suite 210 LB 59

City, state and zip code: Dallas, Texas 75206

                                  PART II
                         RULE 12B-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)


    ( )   (a) the reasons described in reasonable detail in Part III of this form could not be elminated without unreasonable effort or expense;

    (X)   (b) the subject annual report, semi-annual report, transition







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              report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
              thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    ( )    (c) the accountants statement or other exhibit required by Rule
               12b-25 (c) has been
               attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attache extra sheets if needed.)

Registrant s auditors have not yet released the financial information.

                                   PART IV
                              OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notificiatoin

            Sheril Gardner                         214-891-7091
          (Name)                             (Area Code) (Telephone Number)

     (2) Have all other periodic reports requited under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        (X) Yes        ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        ( ) Yes        (X) No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Renaissance Capital Growth & Income Fund III, Inc..
__________________________________________________________________________
(Name of Registrant as Specified in Charter)







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Date: March 31, 1998               By: ----------------\s\-------------------
                                        Vance M. Arnold
                                        Executive Vice President